Exhibit 99.11

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Mike SANGSTER

Nicolas FUMEX

Patrick GUENKEL

Romain RICHEMONT

Tel. : + 44 (0)207 719 7962

Fax : + 44 (0)207 719 7959

Robert HAMMOND (U.S.)

Tel. : +1 713-483-5070

Fax : +1 713-483-5629

TOTAL S.A.

Capital : 6 135 008 980 € 542 051 180 R.C.S. Nanterre

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Total signs Heads of Agreement to supply LNG to ENN in China

Paris, February 4, 2016 - Total has signed a binding Heads of Agreement with ENN LNG Trading for the delivery of 0.5 million tonnes per year of liquefied natural gas (LNG) for a period of 10 years. The deliveries will be sourced from Total’s global LNG portfolio and are expected to begin in 2018 upon completion of ENN’s Zhoushan LNG receiving terminal.

“Total is the first major to sign a binding LNG supply agreement with ENN, one of the largest natural gas distributors in China,” commented Laurent Vivier, President Gas at Total. “Building partnerships with new LNG buyers such as ENN in China allows us to grow our presence in this key LNG market.”

Total, a world leader in LNG

Total is a world leader in LNG, with solid and diversified positions along the entire value chain and LNG production of 10.2 million tonnes in 2015.

Total is active in most of the major LNG producing regions as well as in the main LNG markets and continues to develop its LNG business as a key component of its growth strategy. The Group holds interests in LNG plants in Indonesia, Nigeria, Norway, Oman, Qatar, the United Arab Emirates, Yemen, Angola, Australia and Russia. Total has also secured the purchase of LNG from projects in the United States, and has long-term access to regasification capacity in key global LNG markets.

Through the expansion of its trading, marketing and logistics businesses and through the development of its LNG portfolio, Total is able to supply natural gas and LNG directly to its key customers worldwide while retaining flexibility to adapt to demand variations and to seize market opportunities.

About ENN LNG Trading

ENN LNG Trading Company Limited is a subsidiary of ENN Energy Holdings Ltd., one of the largest natural gas distributors in China. ENN Energy Holdings operates in 146 cities across 17 provinces and autonomous regions, with over 11 million residential and 52,000 industrial/commercial customers. ENN’s Zhoushan LNG receiving terminal is under construction and expected to be in operation by 2018.

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About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 100,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.